Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

James P. Gerkis Member of the Firm d 212.969.3135 f 212.969.2900 jgerkis@proskauer.com www.proskauer.com

May 6, 2015

via EDGAR

Ms. Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

RE:        United Realty Trust Incorporated

Post-Effective Amendment to Form S-11

Filed April 28, 2015

File No. 333-178651

Dear Ms. Gowetski:

On behalf of our client, United Realty Trust Incorporated (the “Company”), please find transmitted herewith for filing Pre-Effective Amendment No. 3 to Post-Effective Amendment No. 6 (the “May POS AM”) to the Company’s Registration Statement on Form S-11 (File No. 333-178651) (the “Registration Statement”) and the Company’s responses to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 30, 2015 (the “Comment Letter”), with respect to Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 6 (the “April POS AM”) to the Registration Statement filed by the Company with the Commission on April 28, 2015.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response.

Ms. Jennifer Gowetski

May 6, 2015

General

  We note that your post-effective amendment filed January 16, 2015 is not effective, and we issued comments on that post-effective amendment on February 3, 2015. Please tell us whether you have sold any shares of common stock since January 16, 2015 and, if so, whether such sales have been at NAV or at the $10.45 price referenced in your post-effective amendment that went effective on October 9, 2014. To the extent have made sales at a price other than $10.45, please provide us with your detailed analysis of how such sales do not violate Section 5 of the Securities Act, including how you determined you had a valid 10(a) prospectus.

As set forth in the prospectus (the “January Prospectus”) contained in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 (the “January POS AM”) to the Registration Statement filed with the Commission on January 16, 2015 and the prospectus contained in the April POS AM (the “April Prospectus”), beginning with the January 15, 2015 (the “NAV Pricing Start Date”), the offering price per share for shares of the Company’s common stock, par value $0.01 per share (“Common Shares”), sold in the primary offering has generally been equal to the net asset value (“NAV”) per Common Share plus applicable selling commissions equal to 7.0% and dealer manager fees equal to 3.0%. The price per share for Common Shares purchased under the Company’s distribution reinvestment plan (the “DRIP”) has been equal to the NAV per Common Share. Subject to certain limitations, the price per share for Common Shares repurchased by the Company pursuant to the Company’s share repurchase plan (the “SRP”) has been equal to 95% of the NAV per Common Share. As further set forth in the January Prospectus and the April Prospectus, the Company’s board of directors (the “Board”) approved an estimated NAV per Common Share equal to $12.51 per share, calculated by the Company’s advisor in accordance with the Company’s valuation guidelines. As disclosed in monthly pricing supplements to the January Prospectus and the April Prospectus filed by the Company with the SEC pursuant to Rule 424(b)(3) under the Securities Act on February 2, 2015, March 2, 2015, April 2, 2015 and May 1, 2015, on all days since the NAV Pricing Date, the NAV per Common Share has been $12.51 and the price to the public of a Common Share has generally been $13.90, which equals $12.51 plus the 7.0% selling commission and the 3.0% dealer manager fee described in the January Prospectus and the April Prospectus. The Company has also sold some Common Shares without the 7.0% selling commission at a price per Common Share of $12.93 because, as set forth in the January Prospectus and the April Prospectus, the Company does not pay any selling commissions, and may pay reduced or no dealer manager fees, in connection with the sale of Common Shares to investors whose contracts for investment advisory and related brokerage services with their broker-dealer include a fixed or “wrap” fee feature. Investors may agree with their broker-dealer to reduce the amount of selling commissions payable with respect to the sale of their Common Shares down to zero if the investor (a) has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice, or (b) is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department.

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Ms. Jennifer Gowetski

May 6, 2015

Any subscriptions dated and signed January 14, 2015 or earlier and received by our transfer agent were admitted based on the pre-NAV offering price of $10.45 per Common Share. During the period from January 15, 2015 to the receipt of the Comment Letter, the Company: (i) sold 161,495.7302 Common Shares at a price of $13.90 per Common Share for gross proceeds of $2,244,790.65; (ii) sold 13,586.6203 Common Shares at a price of $12.93 per Common Share for gross proceeds of $175,675.00; (iii) sold 14,016.7393 Common Shares at a price of $12.51 per Common Share under the DRIP for gross proceeds of $175,349.41 and; (iv) received 11 repurchase requests under the SRP to repurchase an aggregate of 66,042.5226 Common Shares at a price of $11.88 per Common Share (95% of the NAV per Common Share) for $784,585.14. No additional investments have been admitted since the receipt of the Comment Letter.

Prior to the filing of the January POS AM, under which the price per Common Share was modified as described above, the price per Common Share was $10.45. The January POS AM is not effective. Accordingly, to the extent that the Company has made sales at a price other than $10.45, such sales may violate Section 5 of the Securities Act.

The Company intends to continue selling Common Shares using the pricing structure based on NAV described in the January Prospectus and the April Prospectus as further clarified in the prospectus contained in the May POS AM (the “New Prospectus”) and to address any potential violation of Section 5 of the Securities Act during the period following the NAV Pricing Start Date by including in the New Prospectus the following risk factor relating to rescission rights of investors that purchased Common Shares after the NAV Pricing Start Date:

“The offer and sale of Common Shares to certain shareholders may be deemed to have violated federal securities laws, and, as a result, those shareholders may have the right to rescind their original purchase of those securities.

During the period from January 15, 2015, the NAV pricing start date, through the date of this prospectus for the Period, we offered and sold Common Shares at a price per Common Share based on NAV while our post-effective amendments containing information about the price per Common

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Ms. Jennifer Gowetski

May 6, 2015

Share in our primary offering being based on NAV were on file with the SEC but had not been declared effective. The offer and sale of Common Shares at a price based on NAV during the Period may have been in violation of the rules and regulations under the Securities Act and the interpretations of the SEC. If a violation of the Section 5 of the Securities Act did in fact occur, anyone who purchased Common Shares at a price based on NAV during the Period would have a right to rescind the purchase. The Securities Act generally requires that any claim brought for a violation of Section 5 of the Securities Act be brought within one year of the violation. If all the shareholders who purchased Common Shares at a price based on NAV during the Period demanded rescission within that one-year period, we would be obligated to repay approximately $2,595,815.”

Prospectus Cover Page

  Please include a footnote to the table stating that the Total Maximum Amounts have been calculated using the total number of shares registered, 100 million common shares and 20 million common shares pursuant to the DRIP.

        The Company has included a footnote to the table as requested in the New Prospectus.

  Please tell us whether you intend to update your NAV on a daily basis and how you will ensure that an investor is aware of the purchase price prior to the sale. To the extent that you intend to update your NAV on a daily basis, please revise your prospectus cover page to clarify, if true, that the actual per share offering price varies from day to day, and such offering price will equal the NAV per share, plus selling commissions and dealer manager fees. Please also direct investors to where they may obtain the actual share price on any given day.

As disclosed in the January Prospectus and the April Prospectus, the offering price per Common Share in the Company’s primary offering and under the DRIP varies and is equal to NAV on each business day (which is defined as a day that the New York Stock Exchange is open) divided by the number of Common Shares outstanding as of the end of business on such day without giving effect to any Common Share repurchases and reinvestments of distributions effected on such day, plus applicable selling commissions and dealer manager fees. Generally, the selling commission is equal to 7.0% of the offering price per Common Share, and the dealer manager fee is equal to 3.0% of the offering price per Common Share. The selling commission may, in some circumstances, be reduced to zero and volume discounts and discounts for certain categories of purchaser also are available, as described under “Plan of Distribution” in both the January Prospectus and the April Prospectus.

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Ms. Jennifer Gowetski

May 6, 2015

After the close of business on the last business day of each month, the Company has, since the NAV Pricing Date, filed, and will continue to file, with the Commission, a pricing supplement for such month which identifies NAV per Common Share. The Company also has, since the NAV Pricing Date, posted, and will continue to post the pricing supplement on its website at www.unitedrealtytrust.com. In addition to the monthly pricing supplements, the Company will provide more frequent pricing supplements if there is a change in NAV per Common Share by more than 5% from the NAV per Common Share disclosed in the last filed prospectus or pricing supplement. In such event, the Company will, after the close of business on the day on which there is such a change in NAV per Common Share, file a pricing supplement which will show the calculation of the daily NAV per Common Share and provide an explanation as to the reason for the change. Any current or prospective holder of Common Shares also may obtain the daily determination of NAV per Common Share by calling the Company’s toll-free, automated telephone line at (855) REIT-NAV or by visiting the Company’s website at www.unitedrealtytrust.com. Any purchase orders that the Company receives prior to 4:00 p.m. Eastern time on a given business day will be executed at a price equal to NAV per Common Share for that business day. Subscriptions that the Company receives after 4:00 p.m. Eastern time on a given business day or thereafter will be executed at a price equal to our NAV per Common Share as calculated by the Company’s advisor after the close of business on the next business day.

The Company has included revised disclosure on the cover page of the New Prospectus clarifying that the actual offering price per Common Share varies from day to day, and that such offering price will equal the NAV per Common Share, plus selling commissions and dealer manager fees. The revised disclosure also directs investors to where they may obtain the actual price per Common Share on any given day.

Thank you for your attention to this letter. Please direct any questions concerning the matters discussed herein to the undersigned at (212) 969-3135.

Very truly yours,

/s/ James P. Gerkis

James P. Gerkis

Cc: Steven Kahn, Chief Financial Officer and Treasurer, United Realty Trust, Incorporated
Peter M. Fass, Esq.
Samuel M. Kardon, Esq.

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